UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For 5 January, 2016

Commission File Number 1-14642

ING Groep N.V.

Bijlmerplein 888

1102 MG Amsterdam

The Netherlands

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

This Report contains a copy of the following:

The Press Release issued on 5 January, 2016

ING sells 33 million shares in NN Group for total proceeds of EUR 1 billion

ING announced today the successful sale of 33 million ordinary shares of NN Group. The shares have been sold at a price of EUR 31.00 per share. As part of the transaction, NN Group has repurchased 8 million shares at the same price per share for an aggregate amount of EUR 250 million. The gross proceeds to ING Group from the offering, including the repurchase by NN Group, amounted to EUR 1 billion.

As a result of the transaction, ING loses significant influence on NN Group and will account for its remaining stake in NN Group as an available-for-sale investment going forward. The transactions are expected to result in a net profit to ING at closing of EUR 0.5 billion. This broadly reflects the difference between the EUR 2.2 billion book value of our 25.8% investment in NN Group, which was fixed at deconsolidation at the end of May 2015, and the market value of this stake of approximately EUR 2.7 billion. The transaction will reduce ING Group's stake in NN Group's outstanding capital from 25.8% to 16.2% and will raise ING Group's fully loaded CET1 ratio by approximately 30 basis points on a pro forma basis.

ING has previously announced that it intends to divest its remaining stake in NN Group over time, in line with its strategy to divest all of its insurance and investment management businesses as part of the restructuring agreement with the European Commission as amended on 16 November 2012, ultimately by the end of 2016. In this context, ING Group previously also sold shares of NN Group through an initial public offering in July 2014 and follow-on offerings in February, May and September 2015. As from 14 December 2015, ING no longer has any nominees on NN Group's Supervisory Board.

The transaction announced today was executed by way of an accelerated book building offering to institutional investors and to NN Group. As of settlement of the transaction, the remaining shares in NN Group held by ING Group will be subject to a lock-up period of 60 days (subject to certain exceptions including a sale to the investor group who invested in NN Group prior to its initial public offering in accordance with ING Group's announcement of 30 April 2014, and the right of the joint global coordinators of the offering to waive the lock up restrictions).

BofA Merrill Lynch, Deutsche Bank, ING Bank and JP Morgan acted as Joint Global Coordinators and Joint Bookrunners for the offering. BBVA, Citi, Commerzbank, KBC Securities and UBS acted as Joint Bookrunners.

Note for editors

For further information on ING, please visit www.ing.com. Frequent news updates can be found in the Newsroom or via the @ING_news twitter feed. Photos of ING operations, buildings and its executives are available for download at Flickr. Video is available on YouTube. Footage (B-roll) of ING is available via videobankonline.com, or can be requested by emailing info@videobankonline.com. ING presentations are available at SlideShare.

Press enquiries	Investor enquiries
Diederik Heinink	ING Group Investor Relations
+31 20 576 2847	+31 20 576 6396
diederik.heinink@ing.com	Investor.Relations@ing.com

ING Profile

ING is a global financial institution with a strong European base, offering banking services through its operating company ING Bank and holding a significant stake in the listed insurer NN Group NV. The purpose of ING Bank is empowering people to stay a step ahead in life and in business. ING Bank's more than 52,000 employees offer retail and commercial banking services to customers in over 40 countries.

ING Group shares are listed (in the form of depositary receipts) on the exchanges of Amsterdam (INGA NA, ING.AS), Brussels and on the New York Stock Exchange (ADRs: ING US, ING.N).

Sustainability forms an integral part of ING's corporate strategy, which is evidenced by ING Group shares being included in the FTSE4Good index  and in the Dow Jones Sustainability Index (Europe and World).  where ING is among the leaders in the Banks industry group.

Important legal information

Certain of the statements contained herein are not historical facts, including, without limitation, certain statements made of future expectations and other forward-looking statements that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. Actual results, performance or events may differ materially from those in such statements due to, without limitation: (1) changes in general economic conditions, in particular economic conditions in ING's core markets, (2) changes in performance of financial markets, including developing markets, (3) consequences of a potential (partial) break-up of the euro, (4) ING's implementation of the restructuring plan as agreed with the European Commission, (5) changes in the availability of, and costs associated with, sources of liquidity such as interbank funding, as well as conditions in the credit markets generally, including changes in borrower and counterparty creditworthiness, (6) changes affecting interest rate levels, (7) changes affecting currency exchange rates, (8) changes in investor and customer behaviour, (9) changes in general competitive factors, (10) changes in laws and regulations, (11) changes in the policies of governments and/or regulatory authorities, (12) conclusions with regard to purchase accounting assumptions and methodologies, (13) changes in ownership that could affect the future availability to us of net operating loss, net capital and built-in loss carry forwards, (14) changes in credit ratings, (15) ING's ability to achieve projected operational synergies and (16) the other risks and uncertainties detailed in the Risk Factors section contained in the most recent annual report of ING Groep N.V. Any forward-looking statements made by or on behalf of ING speak only as of the date they are made, and, ING assumes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or for any other reason.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, any securities in the United States or any other jurisdiction. The securities of NN Group have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold within the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

This announcement is not for release, publication or distribution, in whole or in part, directly or indirectly, in or into the United States, Australia, Canada, Japan or any jurisdiction into which the publication or distribution would be unlawful. This announcement is for information purposes only and does not constitute an offer to sell or issue or the solicitation of an offer to buy or acquire shares in the capital of NN Group in the United States, Australia, Canada, Japan or any jurisdiction in which such offer or solicitation would be unlawful or require preparation of any prospectus or other offer documentation or would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any such jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities laws of such jurisdictions. The shares that are to be sold in the announced offering (the "Placing Shares") have not been and will not be registered under the United States Securities Act of 1933, as amended ("Securities Act"), and may not be offered, sold or transferred, directly or indirectly, within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and the securities laws of any state or other jurisdiction of the United States. No public offering of the shares referred to in this announcement is being made in the United States or elsewhere.

This announcement has been issued by, and is the sole responsibility, of ING Group. No representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by BofA Merrill Lynch, Deutsche Bank, ING Bank and JP Morgan and the other bookrunners or by any of their respective affiliates or agents as to or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefore is expressly disclaimed.

The distribution of this announcement and the offering of the Placing Shares in certain jurisdictions may be restricted by law. No action has been taken by ING Group or the Managers that would permit an offering of such shares or possession or distribution of this announcement or any other offering or publicity material relating to such shares in any jurisdiction where action for that purpose is required. Persons into whose possession this announcement comes are required by ING Group and the Managers to inform themselves about, and to observe, any such restrictions.

ING Group has not authorized any offer to the public of securities in any Member State of the European Economic Area. With respect to any Member State of the European Economic Area and which has implemented the Prospectus Directive other than the Netherlands (each a "Relevant Member State"), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring publication of a prospectus in any Relevant Member State. As a result, the securities may only be offered in Relevant Member States (i) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (ii) in any other circumstances falling within Article 3(2) of the Prospectus Directive. For the purpose of this paragraph, the expression "offer of securities to the public" means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable the investor to decide to exercise, purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including Directive 2010/73/EU, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State.

In the Netherlands the Placing Shares are not and may not be offered other than to persons or entities who or which are qualified investors (gekwalificeerde beleggers) as defined in Section 1:1 of the Dutch Financial Supervision Act (Wet op het financieel toezicht).

pdf Pricing release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V.
(Registrant)

By:	/s/ P. Jong
P. Jong
Global Head of Communications

By:	/s/ C. Blokbergen
C. Blokbergen
Head Legal Department

Dated: 5 January, 2016